Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 14 DATED JANUARY 9, 2008
TO THE PROSPECTUS DATED APRIL 30, 2007

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2007 (the “Prospectus”), Supplement No. 7 dated July 16, 2007, Supplement No. 11 dated October 16, 2007, Supplement No. 12 dated November 16, 2007 and Supplement No. 13 dated December 21, 2007. The Prospectus superseded and replaced the original prospectus for this offering, dated June 19, 2006, and all prior supplements to such prospectus. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.           To provide an update on the status of our current public offering;

B.	To describe the acquisition of an office building located in Phoenix, Arizona by a subsidiary of the Core Fund;

C.	To describe the terms of a credit facility with the Metropolitan Life Insurance Company; and

D.	To describe the terms of a new credit facility entered into by a subsidiary of the Core Fund.

A.            Status of Our Current Offering

As of January 4, 2008, we had received gross proceeds of approximately $1,120.2 million from the sale of approximately 107.8 million of our common shares in our current public offering, including approximately $46.8 million relating to approximately 4.8 million shares issued under our dividend reinvestment plan. As of January 4, 2008, approximately $926.6 million in shares remained available for sale pursuant to our current public offering, exclusive of approximately $153.2 million in shares available under our dividend reinvestment plan.

B.            Acquisition of Renaissance Square by the Core Fund

On December 27, 2007, an indirect subsidiary of the Core Fund acquired Renaissance Square, a property consisting of two office buildings located in the Central Business District of Phoenix, Arizona. Renaissance Square was constructed between 1987 and 1989 and contains 965,508 square feet of rentable area that is approximately 95% leased. The contract purchase price for Renaissance Square was $270.9 million, exclusive of transaction costs, financing fees and working capital reserves. As of the date of this acquisition, the Operating Partnership owned an approximate 32% interest in the Core Fund.

Quarles & Brady Streich Lang, LLP, a law firm, leases 161,300 square feet or approximately 17% of the net rentable area of Renaissance Square, under a lease that expires in April 2015 and contains options to renew for two additional five-year periods. Lewis & Roca LLP, a law firm, leases 114,328 square feet or approximately 12% of the net rentable area of Renaissance Square, under a lease that expires in February 2014 and contains options to renew for two additional five-year periods. Bryan Cave, LLP, a law firm, leases 103,353 square feet or approximately 11% of the net rentable area of Renaissance Square, through leases that expire in April 2010 and April 2017 and contain options to renew for two additional five-year periods. The remaining lease space is leased to 45 tenants, none of which leases more than 10% of the net rentable area of Renaissance Square.

C.            New Credit Facility with the Metropolitan Life Insurance Company

On December 20, 2007, a subsidiary of the Operating Partnership entered into a credit agreement with Metropolitan Life Insurance Company, which provides a secured credit facility to the borrower and certain of its subsidiaries in the maximum principal amount of $750.0 million, subject to certain borrowing limitations (the “Met Life Credit Facility”). Borrowings under the Met Life Credit Facility may be drawn at any time until December 20, 2009, subject to the approval of Metropolitan Life Insurance Company. Such borrowings will be interest-only loans and will have terms of five to ten years. Each loan will contain a prepayment lockout period of two years and thereafter, prepayment will be permitted subject to certain fees.

The Met Life Credit Facility also contains other customary events of default, some with corresponding cure periods, including, without limitation, payment defaults, cross-defaults to other agreements evidencing indebtedness and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens and the maintenance of minimum loan-to-value and debt service coverage ratios.

On December 20, 2007, subsidiaries of the Operating Partnership borrowed approximately $205.0 million under the Met Life Credit Facility to repay amounts owed under the Operating Partnership’s existing revolving credit facility with KeyBank. This initial borrowing under the Met Life Credit Facility is secured by mortgages or deeds of trust and related assignments and security interests on two properties: JP Morgan Chase Tower in Dallas, Texas and the Minneapolis Office/Flex Portfolio, a collection of office/flex buildings in Minneapolis, Minnesota. The subsidiaries of the Operating Partnership that own such properties are the borrowers named in the loan documents reflecting the initial $205.0 million borrowing.  As substitute security for borrowings under the Met Life Credit Facility, the Operating Partnership may, at its election and subject to certain conditions and fees, pledge newly acquired properties.  The initial $205.0 million borrowing has a term of five years and bears interest at 5.70%.  At its option, Metropolitan Life Insurance Company may accelerate the repayment of the initial borrowing upon an event of default.

D.       NY Trust Revolving Credit Facility

On December 19, 2007, Hines-Sumisei NY Core Office Trust (“NY Trust”) entered into an unsecured revolving credit facility with KeyBank, as administrative agent for itself and certain other lenders. The NY Trust is controlled and approximately 40.6% owned by the Core Fund. This facility provides for borrowing capacity of up to $100.0 million with an option to increase the capacity up to $150.0 million prior to June 19, 2009 subject to certain terms and conditions. It has an initial three-year term, with the NY Trust having the right to extend the initial term for two successive one-year periods, subject to specified conditions. Loans under this facility bear interest, at the borrowers’ option, at (a) LIBOR plus a spread of 100 to 137.5 basis points or (b) the greater of the prime rate designated from time to time by KeyBank or the federal funds rate plus 50 basis points. As of December 31, 2007, $31.9 million was outstanding under this facility at a weighted average interest rate of 5.93%.